Mr. James Lopez

Legal Branch Chief

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

July 9, 2021

Re:	StartEngine Real Estate REIT 1 LLC

Amendment No. 3 to Offering Statement on Form 1-A

Filed July 1, 2021

File No. 024-11465

Dear Mr. Lopez:

On behalf of StartEngine Real Estate REIT 1 LLC, I hereby request qualification of the above-referenced offering statement at 3:00 p.m. Eastern time on July 14, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Johanna Cronin

Johanna Cronin

Manager of StartEngine Assets LLC

StartEngine Real Estate REIT 1 LLC